Exhibit 99.4

ESPÍRITO SANTO FINANCIAL GROUP S.A.
Société anonyme
Registered office: 231 Val des Bons Malades L-2121 Luxembourg-Kirchberg

RCS Luxembourg B 22.232

NOTICE OF MEETING

Extraordinary General Meeting of Espírito Santo Financial Group S.A. to be held on 28th May 2004 at 12.30pm at the Company’s registered office, 231 Val des Bons
Malades L-2121 Luxembourg-Kirchberg

AGENDA

1. To consider and to vote on the following amendment to Article 8 of the Articles of Incorporation of the Company which would forthwith read as follows:

“Article 8 – Form of Shares – The Company shall as from 29 May 2004 issue new shares only in the form of registered shares. The name and address of the holder of registered shares shall be entered in the share register of the Company and the Company shall, if so specifically requested by the holder of registered shares, deliver a registered share certificate or a multiple registered share certificate in the name of the holder of registered shares. Company shares in issue on 28 May 2004 shall remain in the form of either registered or bearer shares. Holders of bearer shares may at any time request the Company to exchange their bearer shares into registered shares; holders of registered shares in issue on 28 May 2004 will no longer be able to exchange their registered shares into bearer shares”.

In accordance with the Luxembourg law dated 4th December 1992, concerning important shareholdings in companies listed on the Luxembourg Stock Exchange, any shareholders who are the beneficial owners of more than 10% of the shares of the Company directly, or indirectly in the form of ADSs, are requested to declare their positions.

Société anonyme / R. C. Luxembourg B 22 232
231, Val des Bons Malades
2121 Luxembourg-Kirchberg, Luxembourg

Requirements to participate in the Extraordinary General Meeting

In order to participate in the meeting, the holders of bearer shares must deposit their bearer shares with a bank or brokerage institution acceptable to the Company’s board of directors, and send the respective certificate to the Company. Holders of registered shares and ADSs are not required to make such deposit.

In addition, the holders of bearer shares, registered shares or ADSs who intend to participate in the meeting in person or by proxy are required to advise the Company of their intention. Proxy forms are available at the registered office of the Company.

The certificates as well as the information of attendance mentioned above and any proxy forms, should reach the Company at its registered office at 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg, T:00352 4389891, F:00352 435410, no later than the close of business (5pm, Luxembourg time) on 24th May 2004.